November 5, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  Celia Soehner

Re:	Lufkin Industries, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-2612

Dear Ms. Soehner:

On behalf of Lufkin Industries, Inc. (the “Company”), set forth below are the responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2008, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007 (File No. 000-2612) (the “Form 10-K”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition

1.
The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. In future filings, please revise your disclosure to provide such analysis including, but not limited to identifying what “favorable conditions for one market may be unfavorable for another market” as well as describing the impact of specific raw material price changes and how these trends affect your business rather than discussing market trends on the global level. Also, avoid repetitive disclosure, such as including the information from the Trends/Outlook section, which also appear in the summary. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

Response:  The Company will undertake to include a more balanced, executive-level discussion focusing on such factors set forth above in future filings with the Commission.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 11

2.
We note that your disclosure in Compensation Discussion and Analysis does not provide specific analysis of how the compensation committee considered and used individual performance and financial results to determine executive compensation. In future filings, please replace vague disclosure of such terms and phrases with meaningful information that investors can use to evaluate the compensation program. For example, where your disclosure refers to “financial results,” an “assessment of an executives’ impact on those results,” “individual financial and administrative objectives” and the “committee’s own evaluation of an officer’s individual performance,” please disclose with specificity how these terms and phrases apply to your own facts and circumstances. Please see Item 402(b) of Regulation S-K.

Response:  The Company will undertake to provide specific analysis of how the compensation committee considered and used individual performance and financial results to determine executive compensation in future filings with the Commission.

Base Pay, page 12

3.
We note you state that the committee increased Mr. Smith’s, Mr. Leslie’s and Mr. Perez’s base salary in February after reviewing “financial performance” and “individual performance.” We also note your disclosure in the third paragraph on page 12 where you discuss certain “criteria,” including revenue, net income, bookings and “individual financial and administrative objectives.” In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods. If instead compensation decisions were based on the subjective discretion of the board, please say so clearly and directly without implying that objective factors were used.

Response:  The Company will undertake to describe specifically how the above factors were used to make compensation decisions in future filings with the Commission.

Bonus, page 12

4.
We note that you have not provided a quantitative discussion of the performance measures such as the “satisfactory performance, attainment of personal objectives and a major contribution to the company’s financial results” to be achieved for your executive officers to earn their discretionary annual bonuses. In future filings, please provide such disclosure, or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Response:  The Company will undertake to include a discussion of the quantitative performance measures, as well as qualitative goals, to the extent such measures are used, to be achieved for its executive officers to earn their discretionary annual bonuses, in future filings with the Commission.

Equity Compensation, page 12

5.
In future filings, please explain how you determined the amounts of stock options to be granted to your executive officers. Please disclose with specificity the “satisfactory performance, attainment of personal objectives and a major contribution to the company’s financial results” that are taken into account in granting these options. Your disclosure also should clarify the reasons for the relative size of the grants among the officers, if appropriate. See Item 402(b)(2)(vii) of Regulation S-K.

Response:  The Company will undertake to include a discussion of the factors taken into account in determining the amounts of stock options to be granted to its executive officers, as well as the reasons for the relative size of the grants among such officers, in future filings with the Commission.

CEO Compensation Analysis, page 13

6.
In future filings, please provide detail of how the company’s financial performance “parameters” that were established in the budget were “exceeded.” For example, disclose how the parameters were exceeded and by how much. Also, disclose how the committee determined the allocation of compensation between base salary increases, bonus amounts and stock options.

Response:  The Company will undertake to include a discussion, to the extent required under Item 402(b), of how financial performance targets were met or exceeded in future filings with the Commission.  The Company will undertake to disclose how the allocation of compensation between base salary increases, bonus amounts and stock options were determined in future filings with the Commission.

Officer Compensation, page 13

7.
We note you state that Mr. Glick’s compensation review was deferred from November 2007 to February 2008. As this filing was made on April 1, 2008, please tell us why disclosure of the results of that meeting was not included in this filing. See Instruction 2 to Item 402(b).

Response:  The Compensation Committee of the board of directors of the Company (the “Committee”) reviewed the compensation of Mr. Glick, who at the time had just been promoted to the position of President, in November 2007, at the same meeting the Committee reviewed the compensation for the Company’s other executive officers.  The Committee’s annual review process calls for review of the CEO’s performance and total compensation at its February meeting.  Since Mr. Glick was scheduled to be promoted to the position of Chief Executive Officer effective March 1, 2008, the Committee chose to review Mr. Glick’s 2008 base salary at its February 2008 meeting in connection with this promotion; Mr. Glick’s salary, bonus and equity compensation for 2007 relating to his position as President had previously been reviewed at the November 2007 Committee meeting and such information is reported elsewhere in the Company’s proxy statement.  The only adjustment to Mr. Glick’s compensation as a result of the February 2008 Committee meeting was an increase in his base salary, effective March 1, 2008, in connection with his promotion to the position of CEO.  This information was reported by the Company on a Current Report on Form 8-K filed with the Commission on February 19, 2008.  The Company will undertake to include actions regarding executive compensation that were taken after the registrant's last fiscal year’s end in future filings with the Commission Instruction 2 to Item 402(b).

Summary Compensation Table, page 17

8.
Please tell us how you have determined that the 2007 bonus amounts payable are not being paid under a plan, as it appears you have criteria for these bonus amounts as disclosed in the penultimate paragraph on page 12. Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability, available on our web site. If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, rather than under the caption “Bonus” (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in your “Grants of Plan Based Awards For 2007 table pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Response:  Upon review, the Company believes that bonus amounts paid to named executive officers are paid pursuant to the Company’s Incentive Stock Compensation Plan 2000, and the Company will undertake to include such amounts under the caption “Non-Equity Incentive Plan Compensation” in its Summary Compensation Table as well as disclose the threshold, target and maximum amounts related to those awards in future filings with the Commission.

Item 13, Certain Relationships and Related Transactions and Director Independence.

Related Persons Transactions, page 23

9.
We note your disclosure that you do not have written procedures for approving related persons transactions. In future filings, please expand your disclosure to more clearly provide the disclosure requested by Item 404(b) including: the types of transactions that are covered by such policies and procedures; the standards to be applied pursuant to such policies and procedures; and how such policies and procedures are evidenced.

Response:  The Company will undertake to expand its disclosure of related persons transactions to include the types of transactions that are covered by such policies and procedures, the standards to be applied pursuant to such policies and procedures, and how such policies and procedures are evidenced, in future filings with the Commission.  We understand that the Board of Directors of the Company intends to adopt a written policy and procedures with respect to related person transactions and will include the disclosures required by Item 404(b) in future filings with the Commission.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (713) 220-4360 with any comments or questions regarding this letter or the above-referenced Form 10-K.

Very truly yours,

/s/ G. Michael O’Leary

G. Michael O’Leary

cc:	Jay Mumford (Securities and Exchange Commission)
Jay F. Glick (Company)
Paul G. Perez (Company)